UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87157B103

(CUSIP Number)

Steven Spencer

Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

(212)-231-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons: Silver Private Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2)
14	Type of reporting person: OO

(1)

Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such percentage. See Item 5.

1	Names of reporting persons: Silver Private Investments, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2)
14	Type of reporting person: OO

(1)

Based on 44,150,959 shares of Common Stock reported by to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such percentage. See Item 5.

1	Names of reporting persons: Siris Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2)
14	Type of reporting person: PN

(1)

Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such percentage. See Item 5.

1	Names of reporting persons: Siris Partners III Parallel, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2)
14	Type of reporting person: PN

(1)

Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such percentage. See Item 5.

1	Names of reporting persons: Siris Partners GP III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2)
14	Type of reporting person: PN

(1)

Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such percentage. See Item 5.

1	Names of reporting persons: Siris GP HoldCo III, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2)
14	Type of reporting person: OO

(1)

Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares in excess of such percentage. See Item 5.

1	Names of reporting persons: Siris Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1) (2)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1) (2)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1) (2)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2) (3)
14	Type of reporting person: OO, IA

(1)

Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Siris Capital Group, LLC beneficially owns 32,038 shares of Common Stock received upon the vesting of restricted stock awards and 99,626 shares of Common Stock underlying exercisable stock options. See Item 5.

(3)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such percentage. See Item 5.

1	Names of reporting persons: Siris Group GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 10,968,840 (1) (2)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 10,968,840 (1) (2)

11	Aggregate amount beneficially owned by each reporting person: 10,968,840 (1) (2)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 19.90% (1) (2) (3)
14	Type of reporting person: OO

(1)

Based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021, the Conversion Cap (as defined in the Certificate of Designations, defined below) is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount. See Item 5.

(2)

Siris Group GP, LLC beneficially owns 32,038 shares of Common Stock received upon the vesting of restricted stock awards and 99,626 shares of Common Stock underlying exercisable stock options. See Item 5.

(3)

Pursuant to the Certificate of Designations (defined below), the Conversion Cap means 19.90% of the issued and outstanding shares of Voting Stock (as defined in the Certificate of Designations) on an as converted basis, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such percentage. See Item 5.

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends and supplements the statement on Schedule 13D jointly filed by (i) Silver Private Holdings I, LLC, a Delaware limited liability company, (ii) Silver Private Investments, LLC, a Delaware limited liability company, (iii) Siris Partners III, L.P., a Delaware limited partnership, (iv) Siris Partners III Parallel, L.P., a Delaware limited partnership, (v) Siris Partners GP III, L.P., a Delaware limited partnership, (vi) Siris GP HoldCo III, LLC, a Delaware limited liability company, (vii) Siris Capital Group III, L.P., a Delaware limited partnership, (viii) Siris Capital Group, LLC, a Delaware limited liability company, (ix) Siris Advisor HoldCo III, LLC, a Delaware limited liability company, and (x) Siris Advisor HoldCo, LLC, a Delaware limited liability company, with the Securities and Exchange Commission on May 5, 2017 (as previously amended and as may be amended from time to time, this “Schedule 13D”), relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Company”). Initially capitalized terms used in this Amendment No. 10 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

(i) Silver Private Holdings I, LLC, a Delaware limited liability company (“Silver Holdings”);

(ii) Silver Private Investments, LLC, a Delaware limited liability company (“Silver Parent”);

(iii) Siris Partners III, L.P., a Delaware limited partnership (“Siris Fund III”);

(iv) Siris Partners III Parallel, L.P., a Delaware limited partnership (“Siris Fund III Parallel”);

(v) Siris Partners GP III, L.P., a Delaware limited partnership (“Siris Fund III GP”);

(vi) Siris GP HoldCo III, LLC, a Delaware limited liability company (“Siris Fund III GP HoldCo”);

(vii) Siris Capital Group, LLC, a Delaware limited liability company (“Siris Capital Group”); and

(viii) Siris Group GP, LLC, a Cayman Islands exempted limited liability company (“Siris Group GP”).

Silver Holdings is controlled by its sole member, Silver Parent. Silver Parent is controlled by its members, Siris Fund III and Siris Fund III Parallel. Each of Siris Fund III and Siris Fund III Parallel is controlled by its general partner, Siris Fund III GP. Siris Fund III GP is controlled by its general partner, Siris Fund III GP HoldCo. Siris Capital Group serves as investment manager to Siris Fund III and Siris Fund III Parallel pursuant to investment management agreements with each of them. Siris Capital Group is controlled by its managing member, Siris Group GP. Each of Siris Fund III GP HoldCo and Siris Group GP is controlled by Frank Baker, Peter Berger and Jeffrey Hendren. Pursuant to an internal restructuring, Siris Capital Group III, L.P., Siris Advisor HoldCo III, LLC and Siris Advisor HoldCo, LLC, each of which was previously included as a reporting person in the Schedule 13D, have been omitted from this Schedule 13D and are no longer Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Siris Capital Group, LLC, 601 Lexington Avenue, 59th Floor, New York, NY 10022.

(c) The principal business of Silver Holdings is to invest from time to time in the securities of the Issuer. The principal business of Silver Parent is to serve as the sole member of Silver Parent. Siris Fund III and Siris Fund III Parallel are private equity funds, the principal business of which is to make investments. The principal business of Siris Fund III GP is to serve as the general partner of Siris Fund III and Siris Fund III Parallel and related investment vehicles. The principal business of Siris Fund III GP HoldCo is to serve as the general partner of Siris Fund III GP. The principal business of Siris Capital Group is to provide investment management and related services to affiliated investment funds or similar vehicles, including Siris Fund III and Siris Fund III Parallel. The principal business of Siris Group GP is to serve as the general partner or managing member of certain of its affiliates, including Siris Capital Group. The present principal occupation or employment of each of Messrs. Baker, Berger and Hendren is to serve as a Managing Partner of Siris Capital Group and related entities.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons listed in this Item 2 is set forth in (a) above.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the addition of the following immediately prior to the penultimate paragraph thereof:

In connection with a series of financing transactions proposed by the Issuer (collectively, the “Financing Transactions”) consisting of (1) a public offering of Common Stock, (2) a public offering of bonds, and (3) a private offering of preferred securities, on June 24, 2021 the Issuer requested via letter (the “June 24th Letter”) the consent of Silver Holdings with respect to certain matters set forth in the Action by Written Consent by the Holders of Series A Convertible Participating Perpetual Preferred Stock of the Issuer (the “Stockholder Consent”). Copies of the June 24th Letter and Stockholder Consent are attached hereto as Exhibits 99.12 and 99.13, respectively, and are incorporated by reference herein.

On June 24, 2021, as set forth in the Stockholder Consent, Silver Holdings consented to the Financing Transactions conditioned upon the proceeds of the Financing Transactions being used to redeem in full the Series A Preferred Stock and to pay in full the amounts due to Siris Capital Group pursuant to an Advisory Services Agreement, dated as of May 18, 2020, between the Issuer and Siris Capital Group.

In connection with the completion of the Financing Transactions, the Reporting Persons expect that, at the request of the Issuer, Robert Aquilina, Frank Baker and Peter Berger will each resign from the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)

Beneficial Ownership Subject to the Conversion Cap

As of the date of this Amendment No. 10, the Reporting Persons beneficially own 10,968,840 shares of Common Stock, constituting approximately 19.90% of the outstanding shares of Common Stock, based on 44,150,959 shares of Common Stock reported to be outstanding as of May 6, 2021 in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2021 (the “Reported Outstanding Share Number”). Based on the Reported Outstanding Share Number, the Conversion Cap as of the date of this Amendment No. 10 is 10,968,840 shares of Common Stock, and the Reporting Persons would not be deemed to beneficially own any shares of Common Stock in excess of such amount.

Beneficial Ownership Without Giving Effect to the Conversion Cap

Without giving effect to the Conversion Cap, based on the Reported Outstanding Share Number, as of the date of this Amendment No. 10, the Reporting Persons would beneficially own 14,939,845 shares of Common Stock, which is the number of shares of Common Stock that would be issuable upon conversion of 268,917 shares of Series A Preferred Stock held by Silver Holdings without giving effect to the Conversion Cap, constituting approximately 25.28% of the outstanding shares of Common Stock.

In addition, as of the date of this Amendment No. 10, Siris Capital Group and Siris Group GP would beneficially own (i) 32,038 shares of Common Stock received upon the vesting of restricted stock awards assigned by Messrs. Baker and Berger to Siris Capital Group pursuant to assignment agreements between Siris Capital Group, such individual and the Issuer, each dated as of February 15, 2018 (the “Assignment Agreements”) and (ii) 99,626 shares of Common Stock underlying exercisable stock options assigned by Messrs. Baker and Berger to Siris Capital Group pursuant to the Assignment Agreements, which constitute an additional approximately .30% of the outstanding shares of Common Stock. See “Restricted Stock Awards” and “Stock Option Awards” below.

Series A Preferred Stock and the Conversion Cap

Pursuant to the Certificate of Designations for the Series A Preferred Stock, dated as of February 15, 2018, filed by the Issuer with the State of Delaware (the “Certificate of Designations”), if Silver Holdings or any affiliates of Silver Holdings with which it has formed a “group” within the meaning of Rule 13d-5 under the Exchange Act (Silver Holdings, collectively with each such affiliate, the “Capped Holders”) have elected to convert some or all of their shares of Series A Preferred Stock and if the sum, without duplication, of (i) the aggregate number of shares of Common Stock issued to such holders upon such conversion and any shares of Common Stock previously issued to such holders upon conversion, plus (ii) the number of shares of Common Stock underlying shares of Series A Preferred Stock held at such time by such holders (after giving effect to such conversion), would exceed 19.90% of the issued and outstanding shares of the Issuer’s voting stock on an as converted basis (the “Conversion Cap”), then such holders would only be entitled to convert such number of shares as would result in the sum of clauses (i) and (ii) (after giving effect to such conversion) being equal to the Conversion Cap (after giving effect to any such limitation on conversion). In addition, pursuant to the Certificate of Designations, if the sum, without duplication, of (i) the aggregate voting power of the shares of Common Stock previously issued to the Capped Holders upon conversion of shares of Series A Preferred Stock at the applicable record date, plus (ii) the aggregate voting power of the shares of Series A Preferred Stock held by the Capped Holders as of such record date, would exceed 19.99% of the total voting power of the Issuer’s outstanding voting stock at such record date, then, with respect to such shares, the Capped Holders would only be entitled to cast a number of votes equal to 19.99% of such total voting power and therefore would not have the power to vote, or to direct the voting of, shares of Common Stock in excess of that amount. Based on the Reported Outstanding Share Number, the Capped Holders would be permitted to exercise their right to convert approximately 195,069 shares of the Series A Preferred Stock into shares of Common Stock.

Restricted Stock Awards

Messrs. Baker and Berger, in their capacity as directors of the Issuer, have been granted restricted stock awards from the Issuer. As of the date of this Amendment No. 10, Siris Capital Group and Siris Group GP (a) beneficially own an additional 32,038 shares of Common Stock received upon the vesting of restricted stock awards and (b) hold an additional 89,190 shares of restricted Common Stock, in each case assigned to Siris Capital Group pursuant to the Assignment Agreements.

Stock Option Awards

Messrs. Baker and Berger, in their capacity as directors of the Issuer, have been granted stock option awards from the Issuer. As of the date of this Amendment No. 10, Siris Capital Group and Siris Group GP (a) beneficially own an additional 99,626 shares of Common Stock underlying exercisable stock options and (b) hold an additional unvested stock options to acquire 68,594 shares of Common Stock, in each case assigned to Siris Capital Group pursuant to the Assignment Agreements.

The Reporting Persons as Members of a “Group”

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of the securities reported herein. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is a member of a “group” for such purposes or for any other purpose. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(c) None of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to filing this Amendment No. 10.

(d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

The response to Item 4 of this Amendment No. 10 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

99.12	Letter from Synchronoss Technologies, Inc. to Silver Private Holdings I, LLC, dated June 24, 2021.

99.13	Action by Written Consent by the Holders of Series A Convertible Participating Perpetual Preferred Stock of Synchronoss Technologies, Inc., dated June 24, 2021.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2021

SILVER PRIVATE HOLDINGS I, LLC
By:	Silver Private Investments, LLC, its sole member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Authorized Signatory

SILVER PRIVATE INVESTMENTS, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Authorized Signatory

SIRIS PARTNERS III, L.P.
SIRIS PARTNERS III PARALLEL, L.P.
By:	Siris Partners GP III, L.P., its general partner
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS PARTNERS GP III, L.P.
By:	Siris GP HoldCo III, LLC, its general partner

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS GP HOLDCO III, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS CAPITAL GROUP, LLC
By: Siris Group GP, LLC, its managing member

By:	/s/ Peter Berger
Name: Peter Berger
Title: Managing Member

SIRIS GROUP GP, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Manager